November 13, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (702) 312-3590</u>

Mr. Richard A. Bailey
Chief Executive Officer and Chief Financial Officer
Gateway Distributors, Ltd.
3220 Pepper Lane, Suite 14
Las Vegas, NV 89120

       Re: **Gateway Distributors, Ltd.**
               Form 10-KSB for the year ended December 31, 2004
               Filed April 15, 2005
               File No. 000-27879

Dear Mr. Bailey:

       We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Steven Jacobs
                                        Accounting Branch Chief